Exhibit 99.1
Explanation of Responses
(1) Represents shares of common stock issuable upon conversion of 2,500,000 shares of Series A Convertible Preferred Stock convertible beginning on July 31,
  2008 for the number of shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price. The number of shares of common stock issuable upon conversion of such shares of Series A Convertible Preferred Stock will depend upon the conversion price which will be the product of 0.83 multiplied by the volume weighted average sale price on the New York Stock Exchange or other principal securities exchange upon which the issuer's common stock is then listed for the 22 trading days beginning on and including February 1, 2008 (disregarding the trading days during such period having the highest and lowest volume weighted average sale price), subject to certain adjustments contained in the issuer's Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock.
(2) As of February 8, 2008, of the 2,500,000 shares of Series A Convertible Preferred Stock discussed in Note 1 above, 2,360,631 are held by Centerbridge Capital Partners, L.P, 83,810 are held by Centerbridge Capital Partners Strategic, L.P. and 50,559 are held by Centerbridge Capital Partners SBS, L.P. and 5,000 are held by Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge Associates, L.P. is the general partner of Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P. and Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge GP Investors, LLC is the general partner of Centerbridge Associates, L.P. Mr. Girsky is President of Centerbridge Industrial Partners, an
  affiliate of the Centerbridge entities listed above and may be deemed to have beneficial ownership over such shares. Nevertheless, Mr. Girsky disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

(3)  No Expiration Date.